Exhibit 2: Income Statement (Six Months Ended June 30, 2008)

		Ch$ millions		US$ millions (1)%
		30-June-08	30-June-07	30-June-08	30-June-07	Change

Net sales		336.726	308.515	640,1	586,5	9,1%

Cost of goods sold		(156.364)	(145.786)	(297,2)	(277,1)	7,3%
	% of sales	46,4%	47,3%	46,4%	47,3%

Gross profit		180.361	162.729	342,9	309,3	10,8%
	% of sales	53,6%	52,7%	53,6%	52,7%

SG&A		(123.840)	(113.304)	(235,4)	(215,4)	9,3%
	% of sales	36,8%	36,7%	36,8%	36,7%

Operating income		56.522	49.425	107,4	94,0	14,4%
	% of sales	16,8%	16,0%	16,8%	16,0%

Non-operating result
	Financial income	861	1.334	1,6	2,5	-35,5%
	Equity in NI of rel. companies	19	(309)	0,0	(0,6)	NM
	Other non-operating income	1.243	1.672	2,4	3,2	-25,6%
	Amortization of goodwill	(1.509)	(1.461)	(2,9)	(2,8)	3,3%
	Interest expense	(5.252)	(4.250)	(10,0)	(8,1)	23,6%
	Other non-operating expenses	(2.060)	(2.511)	(3,9)	(4,8)	-17,9%
	Price level restatement	(676)	(1.227)	(1,3)	(2,3)	-44,9%
	Currency exchange result	1.288	387	2,4	0,7	232,6%
	Total	(6.086)	(6.364)	(11,6)	(12,1)	-4,4%

Income before taxes		50.435	43.060	95,9	81,9	17,1%
	Income taxes	(2.401)	(7.321)	(4,6)	(13,9)	-67,2%
	Tax rate	4,8%	17,0%	4,8%	17,0%

Minority interest		(1.883)	(746)	(3,6)	(1,4)	152,5%

Amort. of negative goodwill		26	28	0,0	0,1	-6,2%

Net income		46.177	35.022	87,8	66,6	31,9%
	% of sales	13,7%	11,4%	13,7%	11,4%

Earnings per share		144,98	109,96	0,28	0,21	31,9%
Earnings per ADR		724,91	549,79	1,38	1,05

Weighted avg. shares (millions)		318,5	318,5	318,5	318,5

Depreciation		24.740	23.159	47,0	44,0	6,8%
Amortization		403	313	0,8	0,6	28,6%
EBITDA		81.664	72.897	155,2	138,6	12,0%
	% of sales	24,3%	23,6%	24,3%	23,6%

Capital expenditures		33.183	24.424	63,1	46,4	35,9%

(1) Exchange rate: US$1.00 = Ch$526.05